

13030659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KERCHEVILLE AND COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15750 IH-10 WEST
(No. and Street)

SAN ANTONIO (City) TEXAS (State) 78249 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOE KERCHEVILLE 210-694-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER AND TIDWELL, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 GREENWAY PLAZA, SUITE 1800 (Address) HOUSTON (City) TEXAS (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOE B. KERCHEVIILE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KERCHEVILLE AND COMPANY, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public


KIM WOLFF
My Commission Expires
April 1, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KERCHEVILLE AND COMPANY

FINANCIAL REPORT

DECEMBER 31, 2012


weaver

KERCHEVILLE AND COMPANY

FINANCIAL REPORT

DECEMBER 31, 2012

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Kercheville and Company
San Antonio, Texas

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Kercheville and Company (the Company) as of December 31, 2012 and 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011 and the results of its operations, and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: (713) 850 8787 F: (713) 850 1673

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Schedule of Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.
Houston, Texas
February 27, 2013

KERCHEVILLE AND COMPANY
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 1,459,896	$ 514,847
Securities owned, at fair value	3,545,650	3,144,698
Receivables		
Brokers, dealers, and clearing agent	936,316	4,804
Prepaid expenses	14,021	12,317
Property and equipment, net	79,231	487,092
Deposits with clearing agent	196,407	132,747
Total assets	$ 6,231,521	$ 4,296,505
LIABILITIES		
Accounts payable and accrued liabilities	$ 1,135,441	$ 137,560
Securities sold short	902,722	-
Total liabilities	2,038,163	137,560
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock; $.50 par value, 600,000 shares authorized, 352,636 shares issued and outstanding in 2012 and 2011	176,318	176,318
Additional paid in capital	470,563	-
Retained earnings	3,546,477	3,982,627
Total stockholder's equity	4,193,358	4,158,945
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,231,521	$ 4,296,505

The Notes to Financial Statements are an integral part of these statements.

KERCHEVILLE AND COMPANY
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES		
Commissions	$ 1,980,993	$ 1,788,152
Interest and dividends	80,681	66,071
Realized and unrealized gains (losses) on securities, net	338,202	(31,759)
Other income	5,423	18,487
Total revenues	2,405,299	1,840,951
OPERATING EXPENSES		
Employee compensation and benefits, including commissions	1,394,454	1,321,022
Transaction charges	126,100	119,464
General, administrative, and other expenses	161,179	157,062
Interest expense	3,992	301
Communications	35,544	40,101
Depreciation	31,862	29,989
Property and other taxes	44,006	34,705
Occupancy	44,312	47,560
Total operating expenses	1,841,449	1,750,204
NET INCOME	$ 563,850	$ 90,747

The Notes to Financial Statements are an integral part of these statements.

KERCHEVILLE AND COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
BALANCE, December 31, 2010	$ 176,318	$ -	$ 4,479,707	$ 4,656,025
Distributions	-	-	(587,827)	(587,827)
Net income	-	-	90,747	90,747
BALANCE, December 31, 2011	176,318	-	3,982,627	4,158,945
Contributions	-	470,563	-	470,563
Distributions	-	-	(1,000,000)	(1,000,000)
Net income	-	-	563,850	563,850
BALANCE, December 31, 2012	$ 176,318	$ 470,563	$ 3,546,477	$ 4,193,358

The Notes to Financial Statements are an integral part of these statements.

KERCHEVILLE AND COMPANY
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 563,850	$ 90,747
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	31,862	29,989
Changes in operating assets and liabilities		
Securities owned	(400,952)	431,767
Receivables		
Brokers, dealers, and clearing agent	(931,512)	17,827
Investment in Old Mill Capital Partners, L.P.	-	87,827
Prepaid expenses	(1,704)	5,169
Deposits with clearing agent	(63,660)	5,869
Accounts payable and accrued liabilities	997,881	52,731
Securities sold short	902,722	-
Net cash provided by operating activities	1,098,487	721,926
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of property and equipment	850,000	-
Purchase of property and equipment	(3,438)	(39,836)
Net cash provided by (used in) investing activities	846,562	(39,836)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(1,000,000)	(587,827)
Net cash used in financing activities	(1,000,000)	(587,827)
Net change in cash	945,049	94,263
CASH AND CASH EQUIVALENTS, beginning of year	514,847	420,584
CASH AND CASH EQUIVALENTS, end of year	$ 1,459,896	$ 514,847
CASH PAID DURING THE YEAR FOR		
State taxes	$ 5,885	$ 6,266
Interest	$ 3,992	$ 301
SUPPLMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES		
Contribution from gain on sale of property (Note 7)	$ 470,563	$ -

The Notes to Financial Statements are an integral part of these statements.

KERCHEVILLE AND COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Kercheville and Company (the Company) was incorporated in Texas in October 1984, in compliance with the broker dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934.

Nature of Business

The Company conducts business as a registered securities broker dealer and operates under a clearing agreement with Pershing LLC (Pershing), a member of BNY Securities Group and a subsidiary of Bank of New York. Under this clearing agreement, Pershing clears transactions for the Company's customers, who are located primarily in Texas, and carries the accounts of the customers on a fully-disclosed basis as customers of Pershing. The Company does not hold cash or securities in connection with these transactions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies that are in conformity with accounting principles generally accepted in the United States of America and which are applied consistently by the Company in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related revenue and expense are recorded on a trade date basis. Dividends are recognized on the ex-dividend date and interest income is recognized on the accrual basis.

Commissions

Commissions and related transaction charges are recorded on a trade-date basis as securities transactions occur.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Securities Valuation

Investments are generally valued as follows:

1. Securities listed on a securities exchange – at the last sales price on the date of determination on the largest securities exchange in which such securities have been traded on such date.

2. Securities traded in the over-the-counter market – at the closing "bid" price if held long and at the closing "asked" price if held short unless included in the NASDAQ National Market System, in which case they shall be valued based upon their last sale price on the date of determination.

3. Securities for which no market prices are available – at such value as the Company may reasonably determine in its sole discretion. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Statement of Cash Flows

Cash and cash equivalents consist of noninterest-bearing demand accounts with financial institutions with original maturities of three months or less.

Property and Equipment

Property and equipment are comprised of furniture and equipment. Furniture and equipment are carried at cost less accumulated depreciation or amortization. Property and equipment is depreciated on a straight-line basis over estimated useful lives, which range from 3-5 years.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company has elected to be taxed as an S-Corporation and will be treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the shareholder of the Company and are included in their personal tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no tax provision has been made in the financial statements of the Company since the income tax is a personal obligation of the individual shareholder of the Company.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures. As of December 31, 2012, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31, 2012, the Company's tax years 2009 to 2012 remain subject to examination.

The Company recognizes interest and penalties on state income taxes in the statements of operations. For the years ended December 31, 2012 and 2011, the Company recognized no interest and penalties on state income taxes.

The Company has recorded a provision for estimated Texas margin tax totaling $17,151 and $8,542 for the years ended December 31, 2012 and 2011, respectively. The Company paid $5,885 and $6,266 for 2011 and 2010 Texas margin taxes during the years ended December 31, 2012, and 2011, respectively.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company adopted FASB ASC 820, Fair *Value Measurements and Disclosure* (FASB ASC 820), as of January 1, 2008. FASB ASC 820 establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability as opposed to the price that would be paid to acquire the asset or received to assume the liability. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the value based on inputs the Company uses to derive fair value measurements. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted market prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 inputs are quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own estimates for assumptions that market participants would use in pricing the asset or liability that include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

KERCHEVILLE AND COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS – CONTINUED

The following table presents the classification of the securities by level at December 31, 2012:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Common stocks				
Energy	$ 62,010	$ -	$ -	$ 62,010
Technology	745,041	-	-	745,041
Services	992,956	-	-	992,956
Transportation	204,800	-	-	204,800
Healthcare	64,734	-	-	64,734
Basic materials	146,850	-	-	146,850
Mutual funds				
Value funds	123,685	-	-	123,685
Bond funds	1,000,073	-	-	1,000,073
Blend funds	205,501	-	-	205,501
	$ 3,545,650	$ -	$ -	$ 3,545,650

Liabilities				
Securities sold short	Level 1	Level 2	Level 3	Total
Common stocks				
Technology	$ (532,172)	$ -	$ -	$ (532,172)
Transportation	(102,400)	-	-	(102,400)
Services	(268,150)	-	-	(268,150)
	$ (902,722)	$ -	$ -	$ (902,722)
Total investments	$ 2,642,928	$ -	$ -	$ 2,642,928

The Company recognizes transfers between fair value levels as of the beginning of the period in which the transfer occurs. There were no significant transfers between Levels 1, 2 or 3 during the years ended December 31, 2012 and 2011.

Realized and unrealized gains and losses are included in revenues in the accompanying statements of operations.

NOTE 3. FAIR VALUE MEASUREMENTS – CONTINUED

The following table presents the classification of the securities by level at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Common stocks				
Energy	$ 186,480	$ -	$ -	$ 186,480
Technology	967,810	-	-	967,810
Services	708,608	-	-	708,608
Healthcare	319,166	-	-	319,166
Basic materials	73,580	-	-	73,580
Entertainment	299,110	-	-	299,110
Exchange traded funds				
Basic materials	16,540	-	-	16,540
Mutual funds				
Value funds	440,271	-	-	440,271
Blend funds	133,133	-	-	133,133
	$ 3,144,698	$ -	$ -	$ 3,144,698

The Company did not have any securities sold, not yet purchased as of December 31, 2011.

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31:

	2012	2011
Land	$ -	$ 379,437
Buildings and improvements	-	547,365
Equipment and furniture	532,440	529,002
	532,440	1,455,804
Accumulated depreciation	(453,209)	(968,712)
Property and equipment, net	$ 79,231	$ 487,092

Depreciation expense for the years ended December 31, 2012 and 2011 totaled $31,862 and $29,989, respectively.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company's net capital ratio was 0.2 to 1, and its net capital of approximately $3,458,000 was in excess of its required net capital of $250,000, resulting in excess net capital of approximately $3,208,000.

NOTE 6. SECURITIES OWNED AND SECURITIES SOLD SHORT

Securities owned consist of marketable securities carried at fair value. Securities sold short also consist of marketable securities which are carried at fair value. When the Company sells a security short, it must borrow the security sold short and deliver it to the clearing organization through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Resulting unrealized gains and losses from securities owned and securities sold short are included in revenues in the accompanying statements of operations.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company sold its land and building to a related party owned by the Company's sole stockholder during 2012. The land and building were sold for $850,000, which resulted in a gain of $470,563. As a result of the related party nature of the transaction, the gain is recorded as a contribution for the year ended December 31, 2012. Subsequent to the sale, the Company entered in a 10 year lease agreement with the related party. See Note 13 for subsequent events.

NOTE 8. CLEARING ORGANIZATION

As described in Note 1, the Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all securities transactions with brokers and dealers (clearing agreement). Under the clearing agreement, the Company is required to maintain a $100,000 balance. At December 31, 2012, the cash balance was $196,407. As of December 31, 2011, funds were invested in United States Treasury notes with a market value of $132,747. Amounts receivable from the clearing organization at December 31, 2012 and 2011 consisted of receivables for unsettled trades, commission's receivable, deposits for purchases on margin and securities sold short totaling $936,316 and $4,804, respectively. Amounts payable to the clearing organization at December 31, 2012 and 2011 consisted of amounts related to unsettled trades totaling $1,053,019 and $0 which is included in accounts payable and accrued liabilities on the accompanying statements of financial condition at December 31, 2012 and 2011, respectively.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Company's financial position or results of operations.

Market Risks and Credit Risks

In the normal course of business, the activities of the Company and the clearing organization involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing organization, through which accounts are introduced, and the Company seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied.

The clearing broker and the Company monitor required margin levels daily, and pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company maintains its cash accounts primarily with one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 10. PROFIT SHARING PLAN

During the year ended December 31, 2011, the Company adopted a profit sharing plan under Internal Revenue Code Section 401(k) for the benefit of its employees. Under the plan, employees may make contributions up to prescribed limits. The plan provides for Company discretionary matching contributions and profit sharing contributions. Participants vest ratably over five years in the Company's discretionary matching and profit sharing contributions. The Company made matching contributions to the participants' accounts of $32,535 and $33,289 during 2012 and 2011, respectively.

NOTE 11. EXEMPTION FROM RULE 15c3-3

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such clearing broker-dealer.

During the year ended December 31, 2012, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 12. SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the years ended December 31, 2012 and 2011. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE 13. SUBSEQUENT EVENTS

The Company entered into a 10 year lease agreement with a related party on January 1, 2013. The Company will pay a base monthly rent of $15,000 per month for the use of its office space. Each year's rent is adjusted by the change in the prior year Consumer Price Index ("CPI Adjustment").

The Company has evaluated subsequent events through February 27, 2013, the date the financial statements were available to be issued and has determined that no other transactions occurred which warrant disclosure.

SUPPLEMENTAL INFORMATION

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2012

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KERCHEVILLE AND CO. as of DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition (1)			$ 4,193,358	3480	
2.	Deduct ownership equity not allowable for Net Capital			(	3490	
3.	Total ownership equity qualified for Net Capital			4,193,358	3500	
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520	
	B. Other (deductions) or allowable credits (List)			-	3525	
5.	Total capital and allowable subordinated liabilities			4,193,358	3530	
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Not	93,352	3540			
	B. Secured demand note deficiency	-	3590			
	C. Commodity futures contracts and spot commodities- Proprietary capital charges	-	3600			
	D. Other deductions and/or charges	-	3610	93,352	3620	
7.	Other additions and/or allowable credits (List)			-	3630	
8.	Net capital before haircuts on securities positions			4,100,006	3640	
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
	A. Contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings	-	3670			
	C. Trading and investment securities:					
	1. Exempted securities	-	3735			
	2. Debt securities	-	3733			
	3. Options	-	3730			
	4. Other securities	534,294	3734			
	D. Undue Concentration	107,456	3650			
	E. Other (List)	-	3736	641,750	3740	
10.	Net Capital (2)			$ 3,458,256	3750	(1)

(1) See reconciliation of these amounts to the 2012 fourth quarter FOCUS filed on January 24, 2013 on page 19.

See Independent Auditor's Report

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2012
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KERCHEVILLE AND CO. as of DECEMBER 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$	5,495	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	250,000	3760
14. Excess net capital (line 10 less 13)			$	3,208,256	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	3,450,014	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition				82,422	3790	
17. Add:						
A. Drafts for immediate credit	$ -	3800				
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810				
C. Other unrecorded amounts (List)	$ -	3820	$	-	3830	
19. Total aggregate indebtedness		(3)	$	82,422	3840	(1)
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)				2%	3850	
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				0%	3860	

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$.	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	.$	N/A	3760
25. Excess net capital (line 10 less 24)	$.	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$.	N/A	3920

(1) See reconciliation of these amounts to the 2012 fourth quarter FOCUS filed on January 24, 2013 on page 19.

See Independent Auditor's Report

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2012
(CONTINUED)

SUMMARY OF DIFFERENCES BETWEEN FINAL FOCUS FILING AND AUDITED FOCUS

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

EQUITY FROM FOCUS REPORT	$ 4,210,509
AUDIT ADJUSTMENTS:	
OPERATING EXPENSES	(17,151)
TOTAL AUDIT ADJUSTMENTS	(17,151)
OWNERSHIP EQUITY FROM AUDITED STATEMENT	$ 4,193,358

(2) NET CAPITAL RECONCILIATION

CAPITAL - PER FOCUS REPORT	$ 3,478,722
AUDIT ADJUSTMENTS:	
UNDUE CONCENTRATION	(3,315)
INCOME STATEMENT ADJUSTMENTS	(17,151)
TOTAL AUDIT ADJUSTMENTS	(20,466)
AUDITED NET CAPITAL	$ 3,458,256

(3) COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS - PER FOCUS REPORT	$ 1,123,506
ADJUSTMENTS	11,935
CORRECTION FOR PAYABLE TO CLEARING AGENT	(1,053,019)
AUDITED AGGREGATE INDEBTEDNESS	$ 82,422

See Independent Auditor's Report

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2012
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KERCHEVILLE AND CO. as of DECEMBER 31, 2012

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k)	(1)---Limited business (mutual funds and/r variable annuities only)			4550
B. (k)	(2)(i)---"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k)	(2)(ii)---All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Pershing, LLC	4335	X	4570
D. (k)	(3)---Exempted by order of the Commission			4580

Note: In the opinion of the management of Kercheville and Company, conditions of the Company's exemption from Rule 15c3-3 were complied with for the year ended December 31, 2012.

See Independent Auditor's Report



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Kercheville and Company

In planning and performing our audit of the financial statements of Kercheville and Company (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 27, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2013



INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO THE SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors
Kercheville and Company
San Antonio, TX 78249

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Kercheville and Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Agreed the listed assessment payments in Form SIPC-7 with respective cash disbursement entries in the general ledger and copies of checks without exception.

2. Agreed the total revenues reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the total revenues reported in Form SIPC-7 for the period from January 1, 2012 to December 31, 2012 noting a difference of $1.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which included the support for commission revenue from the sale of mutual funds, transactions charges from Pershing, LLC, and net gain on investment accounts, noting a difference of $1.

4. Recalculated the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments without exception;

5. Noted no overpayment applied to the current assessment on Form SIPC-7.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: (713) 850 8787 F: (713) 850 1673

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the Fiscal year ended December 31, 2012

(Read carefully the instruction in you working copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7
(33-REV 7/10)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Kercheville & Company Inc
15750 IH-10 West At Loop 1604
San Antonio, TX 78249

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kim Wolff (210) 694 - 5000

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]	$	3,505
B. Less payment made with SIPC-6 filed (exclude interest) 8/1/2012 Date Paid		(1,633)
C. Less prior overpayment applied	$	-
D. Assessment balance due or (overpayment)	$	1,872
E. Interest computed on late payment (see instruction E) for days at 20% per annum	$	-
F. Total assessment balance and interest due (or overpayment carried forward)	$	1,872

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,872

H. Overpayment carried forward $ -

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kercheville & Company
(Name of Corporation, Partner ship of other organization)

Vice President/ FINOP
(Authorized Signature) (Title)

Dated the ___21__ day of ___February____, 2013__ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		Amounts for the fiscal period beginning January 1, 2012 and ending Dec 31, 2012 **Eliminate cents**
2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 2,405,300
2b, Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above,		$ -
(2) Net loss from principal transactions in securities in trading accounts,		$ -
(3) Net loss from principal transactions in commodities in trading accounts.		$ -
(4) Interest and dividend expense deducted in determining item 2a,		$ -
(5) Net loss from management of or participation in the underwriting or distribution of securities,		$ -
(6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities,		$ -
(7) Net loss from securities in investment accounts,		$ -
Total additions		$ -
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products,		$ 534,910
(2) Revenues from commodity transactions,		$ -
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,		$ 125,812
(4) Reimbursements for postage in connection with proxy solicitation,		$ -
(5) Net gain from securities in investment accounts,		$ 338,201
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and		$ -
(ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date,		$ -
(7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),		$ -
(8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C):		$ 536
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, $, _	$ 3,991	
(ii) 40% of interest earned I}I1 customers securities accounts (40% of FOCUS line 5, Code 3960), $, -------	$ 2,433	
Enter the greater 01 line (i) or (ii)		$ 3,991
Total deductions		$ 1,003,450
2d, SIPC Net Operating Revenues		$ 1,401,850
2e, General Assessment @ .0025		$ 3,505
		(to page 1 but not less than $150 minimum)


weaver

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

WWW.WEAVERLLP.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL